December 14, 2006

Via Email and Edgar Correspondence

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

Attn: Ms. Celeste Murphy

100 F Street, NE

Washington, D.C. 20549

RE:	Far East Energy Corporation
Definitive Materials
File No.: 000-32455

Dear Ms. Murphy:

On behalf of our client Far East Energy Corporation (the “Company”), set forth below is the response of the Company to the comments contained in the United States Securities and Exchange Commission’s (the “Commission”) letter dated December 13, 2006 regarding the Company’s definitive materials. For ease of reference, the number of each response below corresponds to the number of the comment provided in the Commission’s letter dated December 13, 2006.

1.	The reference to the term “unanimous” on page 9 was intended to mean the unanimous vote of the directors present at the meeting. In the same section of the proxy statement, the Company clearly states that “On October 12, 2006, upon the unanimous recommendation of the Nominating and Corporate Governance Committee, the Board of Directors, with the exception of Mr. Whyte, unanimously voted not to nominate the Sofaer Group’s proposed slate of candidates and instead to nominate Messrs. Mihm, McElwrath, Chiang, Juckett, Keys and Williams.” In addition, we believe that the intent of the statement is clear from the overall context and the other express statements in the same section and that the stockholders clearly understand that Mr. Whyte did not recommend our nominees against his own slate of nominees.

Proper notice of the special board meeting held October 12, 2006 was provided to all board members, including Mr. Whyte, in accordance with Nevada law and with the Company’s Amended and Restated Bylaws. From time to time, a Company director may decide not to attend a duly called meeting due to his personal schedule. As a US company with operations in China, each director understands that Board meetings may be held at times that could be considered inconvenient given their particular schedules. Regrettably, the need to attend to the business matters at hand did not allow for a rescheduling of this properly called and noticed meeting, and Mr. Whyte chose not to participate in the

Ms. Celeste Murphy December 14, 2006	Page 1

telephonic Board meeting because of the late hour in the time zone in which he was traveling despite his ready access to a telephone and his fiduciary duty to do so.

2.	The Company notes the Staff’s comment and will continue to comply with Rule 14a-9 in its future filings with the Commission.

3.	In the Sofaer Group’s letter to stockholders dated December 1, 2006 and filed with the Commission as definitive additional materials on the same date, Sofaer lists 8 bullet points under the heading “Corporate Governance” for future implementation. They are as follows:

•	We would not implement a poison pill, but for the long-term benefit of the Company we would amend the Company bylaws to provide that any poison pill proposal would have to be put to a vote of the stockholders and approved by a supermajority.

•	We would consider reincorporation in a more stockholder-friendly state, such as Delaware.

•	We would amend the by-laws to allow stockholders to act by consent.

•	We would amend the by-laws to allow stockholders or stockholder groups to call a special meeting.

•	We would link executive option payments to performance.

•	We would amend the by-laws to create a position within management that would have direct reporting responsibility to, but not be a member of, the Board.

•	We would limit the amount of public company Boards our directors can serve on.

•	We would allow stockholders to vote on ratifying the appointment of the Company’s auditors, something our nominees feel is vital in today’s corporate governance environment.

The Company continues to believe that the statement made in the Company’s filing is accurate. Not one of the elements listed in the 8 bullet points was ever raised directly by Mr. Whyte during any of the Board meetings he attended. We would also like to note that Mr. Whyte never proposed an amendment to the Company’s Bylaws to provide that any poison pill proposal would have to be put to a vote of the stockholders and approved by a supermajority. Nor did Mr. Whyte ever make any proposals related to any of the other 7 bullet points listed above.

4.	The quoted phrase should be read in the context of the entire bullet point in which it appears. The Company’s definitive additional materials filing on December 5, 2006 states that:

“Perhaps most revealing of all, Sofaer recently disclosed that it spent many months screening a list of potential Board nominees. During all of this time,

Ms. Celeste Murphy December 14, 2006	Page 2

Sofaer was obviously planning a takeover of the Board, yet Mr. Whyte never so much as made a single proposal to modify operational oversight, corporate governance, or any of the other matters mentioned in Sofaer’s proxy materials.” (emphasis added)

The first sentence of the bullet point sets out the applicable time frame to which the italicized statement refers – namely the period of “many months screening a list of potential Board nominees.” The Company’s statement was referring to the fact that Mr. Whyte was screening a list of potential Board nominees and preparing for a takeover of the Board earlier in 2006 and, during this period, he did not make any proposals regarding the modification of operational oversight, corporate governance or other related matters. The letters filed by Sofaer were dated April and May 2005.

With respect to the August 2006 Board meeting, the Company does not believe, and the Board minutes do not reflect, that any suggestion was made by Mr. Whyte related to hiring an “investor relations employee to the executive level of the Company.”

5.	As indicated by the lead-in to the bullet points partially quoted in the Staff’s Comment No. 5, the word “complaints” refers to the corporate governance matters raised by Sofaer’s December 1, 2006 filing. We have reviewed both the April and May 2005 letters from Sofaer. Neither letter raises any issue about the corporate governance matters that were raised in Sofaer’s December 1, 2006 letter to stockholders.

6.	The Company was not aware of an ISS rating in 2005. However, since the Company’s CGQ rating increased significantly in 2006, we do not believe this is misleading to stockholders. If the Staff believes that this fact is important to stockholders, we are prepared to issue the draft press release attached hereto as Exhibit A.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Celeste Murphy December 14, 2006	Page 3

If you need any additional information or have any questions, please do not hesitate to call me at (214) 334-6759.

Sincerely,

/s/ Amar Budarapu

cc:	Michael McElwrath, Far East Energy Corporation
John Mihm, Far East Energy Corporation
Bruce Huff, Far East Energy Corporation

Ms. Celeste Murphy December 14, 2006	Page 4

EXHIBIT A

DRAFT

SUBJECT TO SEC COMMENTS

FAR EAST ENERGY URGES VOTE FOR BOARD’S NOMINEES TODAY

Says This Is The Time to Demonstrate Support for the Company and Its Program of

Building Stockholder Value for All Stockholders

HOUSTON, Texas December 14, 2006 — Far East Energy Corporation (OTC Bulletin Board: FEEC) said today that it has posted a letter to stockholders on its Web site urging stockholders to vote for the Board’s nominees. In the letter, CEO and President Michael R. McElwrath said, “Today is the day to show your support for your Company and its program of building stockholder value for all stockholders.”

The full text of the letter follows:

December 14, 2006

Dear Valued Stockholder:

On behalf of your Board of Directors, we urge you to vote the WHITE proxy card TODAY.

This is the time to demonstrate your support for your Board’s nominees. You have heard us say that we are excited about what we believe is our discovery of an area of high permeability coupled with high gas content. And now, as we move forward with the drilling and dewatering process, we need your vote. We are committed to building stockholder value today and over the long term.

We are proud of the company we are building. Institutional Shareholder Services (ISS), a leading proxy advisory service, granted Far East a 2006 Corporate Governance Quotient (CGQ) universe rating of 93.9% — this means we outperformed 93.9% of the companies in the CGQ universe. This compares with a 2005 CGQ universe rating of 64% — meaning we outperformed 64% of the companies in the CGQ universe. This is a great improvement in only one year’s time, and we are proud to point to that record.

This is not the time for change. It is the time to build upon the Company’s momentum by voting FOR your Board’s nominees.

We urge you to vote TODAY.

You may be able to vote by Internet or telephone. Please review your WHITE proxy card to see if those means are available. If so, this is the best way to ensure that your vote is received in time to be counted at the meeting. Please follow the instructions to vote FOR your Board’s nominees at the December 15, 2006 Annual Meeting of Stockholders.

Otherwise, please sign, date and return the WHITE proxy card FOR your Board’s nominees as soon as possible.

If you have any questions, or would like assistance in voting your shares, please contact the company that is helping us with this most important election, Innisfree M&A Incorporated, at 1.877.456.3442 or for international calls + 412.232.3651.

Thank you for your support.

Sincerely,

Michael R. McElwrath

President and CEO

Far East Energy Corporation encourages all stockholders to visit their Web site www.VoteFarEastEnergy.com to learn more about Far East Energy Corporation’s nominees and their plan to build stockholder value.

About Far East Energy

Based in Houston, Texas, with offices in Beijing, Kunming, and Taiyuan City, China, Far East Energy Corporation is focused on the acquisition of, and exploration for, coalbed methane in China through its agreements with ConocoPhillips and China United Coalbed Methane Corp. Ltd. (CUCBM).

Statements contained in this press release that state the intentions, hopes, beliefs, anticipations, expectations or predictions of the future of Far East Energy Corporation and its management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. It is important to note that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: the preliminary nature of well data, including permeability and gas content, and commercial viability of the wells; risk and uncertainties associated with exploration, development and production of oil and gas; drilling and production risks; our lack of operating history; limited and potentially inadequate cash resources; expropriation and other risks associated with foreign operations; anticipated pipeline construction and transportation of gas; matters affecting the oil and gas industry generally; lack of availability of oil and gas field goods and services; environmental risks; changes in laws or regulations affecting our operations, as well as other risks described in our Annual Report on Form 10-K, Quarterly Reports filed on Form 10-Q, and subsequent filings with the Securities and Exchange Commission.

Contact:	Bill Conboy/Vice President
CTA Integrated Communications
Bill@ctaintegrated.com
(303) 665-4200